UNITED STATES BANKRUPTCY COURT
                     EASTERN DISTRICT OF NORTH CAROLINA
                              RALEIGH DIVISION

IN RE:                                  CASE NO. 93-01365-5-ATS
ROSE'S STORES, INC.                     (CHAPTER 11)
(TAX ID #56-0382475)
     Debtor
__________________________

              AMENDED ORDER APPROVING REJECTION OF TERMINATION
             AGREEMENTS AND IMPLEMENTATION OF SEVERANCE PROGRAM


     THIS MATTER is before the Court upon the "Motion For Order Approving Rejection Of Termination Agreements, Modification of Executive Employment Agreement, and Implementation of Severance Program" (the "Motion") filed by Rose's Stores, Inc. (the "Debtor"), debtor in possession in the above-captioned case. The Motion was served on the "Official Service List" as established in the Court's "Ex Parte Order Establishing Notice Requirements With Respect To All Proceedings In This Case," entered on or about September 7, 1993. Based upon a review of the record, arguments of counsel, and evidence presented at the hearing on the Motion, the Court hereby finds and concludes as follows:
     1. The Debtor filed for relief under chapter 11 of the Bankruptcy Code on September 5, 1993 (the "Petition Date"). Since that time, the Debtor has been operating as a debtor in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.
     2. As of the Petition Date, the Debtor operated a chain of two hundred and fifteen (215) discount retail stores, known as "Roses" located in eleven (11) southeastern states, and generated approximately 1.4 billion in revenue per year.

     3. As of the Petition Date, the Debtor was the fifth largest non-public employer in North Carolina. Of the approximately eighteen thousand (18,000) individuals employed by the Debtor at that time, ten thousand (10,000) were located in North Carolina. At its headquarters in Henderson, North Carolina, the Debtor employed over one thousand four hundred (1,400) associates, making it one of the largest employers in Vance County.
     4. As of the Petition Date, the Debtor's operations were directed by an officer group comprised of only twenty-two individuals ("Officers").
The name of each officer, his or her respective position and a short biographical summary is attached to the Debtor's Motion as Exhibit "A."
     5. Pursuant to several orders entered on November 18, 1993, this Court authorized payment of base compensation to the Officers (including an automobile allowance for senior Officers) and continuation of the Debtor's Officer Medical Reimbursement Plan. By Order dated October 25, 1993, this Court deferred consideration of the Debtor's assumption of an Executive Employment Agreement between the Debtor and the President and Chief Executive Officer ("Employment Agreement") effective July 25, 1991 and the termination agreements between the Debtor and each of the remaining Officers ("Termination Agreements") until at least sixty (60) days from the date of the entry of the Order. Among other things, the Employment Agreement and the Termination Agreements provided severance pay to the Officers under certain terms and conditions.

     6. In its Motion, the Debtor sought to reject the Termination Agreements and to implement, as a replacement, a severance program discussed more fully in the Debtor's Motion. The Debtor also requested that this Court enter an order prohibiting any Officer from asserting a claim for damages due to the rejection of the Termination Agreements. In its Motion, the Debtor did not seek to assume or reject the Employment Agreement with Mr. George L. Jones, President and Chief Executive Officer. Instead, it sought to modify the agreement to allow the provisions of the proposed severance program to supersede and control any provisions for severance in the Employment Agreement.
     7. As a result of discussions with the Bank Group1, the Senior Noteholders(2), the Bank of Tokyo (collectively the "Pre-Petition Lenders"), the Official Unsecured Creditors' Committee and the Official Committee of Equity Security Holders regarding the

(1)  NationsBank  of  North Carolina,  N.A. ("NationsBank"),
     Wachovia Bank of North Carolina, N.A. ("Wachovia"), Branch Banking and Trust Company, Crestar Bank, The Bank of New York, Central Carolina Bank, Credit Lyonnais. Collectively referred to as the "Bank Group."

(2)  The  Franklin  Life  Insurance  Company,  The  Franklin
     United Life Insurance Company, Jefferson-Pilot Life Insurance Company, Nationwide Life Insurance Company, Knights of Columbus, Great-West Life & Annuity Insurance Company, Wausau Life Insurance Company, Woodmen of the World Life Insurance Society, Guarantee Mutual Life Company, The Lafayette Life Insurance Company, Central Life Assurance Company, Equitable Variable Life Insurance Company, The Equitable Life Assurance Society of the United States, Merrill Lynch Life Insurance Co., ML Life Insurance Company of New York, Washington National Insurance Company, American Family Life Insurance Company, State Mutual Life Assurance Company of America, and SMA Life Assurance Company. Collectively referred to as the "Senior Noteholders."

proposed severance program, the Debtor has modified the program to address and, to the extent possible, eliminate the concerns voiced by the various constituencies. A copy of the revised Severance Program ("Severance Program") is attached hereto as Exhibit "A" and is incorporated in full into this Order. The Severance Program includes all Officers and Salaried Employees, but excludes the President and Chief Executive Officer.(3)
     8. The Severance Program will provide severance pay, pursuant to certain terms and conditions, to all Officers (except for the President and Chief Executive Officer) and Salaried Employees(4) and will remain in effect from the date of entry of this Order until one (1) year after confirmation of the Debtor's plan of reorganization, a creditor's plan of reorganization, a plan of liquidation, or the conversion of the case to Chapter 7 of the Bankruptcy Code.
     9. To briefly summarize the terms of the Severance Program, the Officers, excluding the President and Chief Executive Officer, and Salaried Employees are divided into three tiers, each of whom are awarded severance benefits on the basis of their classification.

(3)  The Debtor plans to address  the treatment of the Executive
     Employment Agreement entered into by the Debtor with the Mr. George L. Jones, including any provision for severance, at a later date.

(4)  Salaried Employees include the following:
     a) Directors (does not include the Board of Directors), Senior Managers, Senior Buyers (approximately 57 employees)
     b)   Buyers, Store Managers (approximately 213 employees)
     c)   Exempt Managers, Other Exempt Associates (approximately
     112 employees)
     d)   Exempt Associates (approximately 707 employees).

          (a) Tier 1 consists of the Executive Vice Presidents and Senior Vice Presidents who, if eligible, would receive eighteen (18) months salary and a maximum reimbursement of $10,000.00 for reasonable expenses incurred in seeking another job, including outplacement assistance.
          (b) Tier 2 consists of the Vice Presidents and Treasurer who, if eligible, would receive twelve (12) months salary and a maximum reimbursement of $7,500.00 for reasonable expenses incurred in seeking another job, including outplacement assistance. Tiers 1 and 2 would also continue receiving benefits of medical, dental and disability coverage (or the present value of the lump sum equivalent thereof) for a period of three months following termination.
          (c) Tier 3 consists of all Salaried Employees who, if eligible, would receive severance pay on the basis of their position and length of service to the Debtor. Exhibit A sets forth the positions classified as Salaried Employees and the corresponding amount of severance pay for each position.
     10. Severance pay awarded to Tiers 1 and 2 would be payable one-half in a lump sum immediately upon termination and one-half in monthly installments commencing on the first day of either the seventh or tenth month following the date of termination depending on the level of the Officer. Severance pay awarded to Tier 3 will be payable in weekly installments. As a condition to receiving the full severance award, all associates must execute a general release; otherwise, the severance award will be one week's pay.

     11. Any portion of severance payable in installments will cease if the terminated associate obtains another job. As a condition to receiving severance pay, the terminated associate must immediately notify the Personnel Department in writing should such associate obtain new employment. Among any other rights the Debtor might have, the Debtor is authorized to terminate any severance payments and to recover that portion of severance pay awarded erroneously due to the terminated associate's failure to provide timely or accurate written notice of re-employment.
     12. An associate is eligible to participate in the Severance Program upon the occurrence of certain "triggering" events which are set forth in detail in Exhibit A. Triggering events include elimination of an associate's position unless the associate is offered a comparable or better position with the Debtor; termination of an associate's position other than for misconduct; constructive or voluntary termination due to a material reduction in salary or change in job responsibilities; termination due to a chapter 11 liquidation; and termination due to conversion of the Debtor's case to chapter 7 of the Bankruptcy Code.
     13. The Debtor reserves the right to implement this Severance Program by entering into an agreement with each of the Officers covered by the Severance Program which solely embodies the terms and conditions of the Severance Program and to retain the Severance Program as a corporate policy for the Salaried Employees.

          NOW, THEREFORE, for good cause shown, it is hereby ordered as follows:
     1. The Severance Program shall, for all purposes, be deemed to replace the Termination Agreements. The Debtor is authorized to implement the Severance Program in its entirety as described herein and in Exhibit A attached hereto.
     2. The Debtor is authorized to reject the Termination Agreements entered into by the Debtor with each of the Officers.
     3. The participating Officers may not assert any claim for damages due to the rejection of said Termination Agreements, or arising under or otherwise connected with the Termination Agreements, or any other claim for severance other than pursuant to the Severance Program approved by the entry of this Order.
     4. To be eligible to participate in the Severance Program, the participating Officers must agree in writing to release any claims they may have against the Debtor due to the rejection of said Termination Agreements, or arising under or otherwise connected with the Termination Agreements, or any other claim for severance other than pursuant to the Severance Program approved by the entry of this order.
     5. The Severance Program shall be deemed to replace any earlier severance program or policy offered by the Debtor, and entry of this Order shall bar any Salaried Employee from asserting any claim for severance other than pursuant to the Severance Program approved by the entry of this Order.

     6. No charge or assessment shall be made or allowed against the Pre-Petition Lenders or General Electric Capital Corporation ("GE Capital") or their respective collateral for any obligations arising under the Severance Program pursuant to 11 U.S.C. (Section Mark) 506(c), or otherwise. To the extent the Pre-Petition Lenders hold allowed administrative claims, other than that provided for in paragraph 7 of the decretal clause of this Order, the Pre-Petition Lenders will be treated for distribution purposes on par with other cost of administration claims, including cost of administration claims under the Severance Program. Allowed general unsecured claims, including any such claims held by the Pre-Petition Lenders, will be subordinate to cost of administration claims which arise under the Severance Program.
     7. The Debtor's obligations under the Severance Program are a cost of administration subordinate to the "Post-Petition Obligations" of GE
Capital and the Pre-Petition Lenders and the $2,000,000.00 professional carveout each as provided for and/or defined in the "Final Order
Authorizing Debtor-In-Possession To Borrow Funds With Priority Over Administrative Expenses and Secured By Liens On Property Of The Estate"
(the "Final DIP Order"). Notwithstanding anything to the contrary herein, without the future consent of GE Capital, the Debtor is not authorized to pay any obligation or to take any other action under this Order or the Severance Program which would result in any breach of the Final DIP Order, the DIP Loan Agreement (as defined in the Final DIP Order) or any covenants thereunder. Further, the entry of this Order shall not alter, modify or amend the provisions of the Final DIP Order.

Dated: April 1, 1994

                                  /s/  A. Thomas Small
                                   Bankruptcy Judge

                                EXHIBIT "A"


                            ROSE'S STORES, INC.
                             SEVERANCE PROGRAM


                                 Section 1
                           Purpose of the Program

Rose's Stores, Inc. (the "Company") intends by this Severance Program (the "Program") to provide a method which, in the discretion of the Program Administrator, can be utilized to provide Officers and Salaried Associates of the Company with temporary protection against economic hardship if they are separated from employment by the Company on account of severance as defined in Section 3 herein.

This Program shall supersede, replace and control any and all prepetition termination agreements and the corporate severance pay policy, except for the employment agreement between the Company and the President and Chief Executive Officer effective July 25, 1991.

This Program shall be effective as of the date of approval of this Program by the court with jurisdiction over the bankruptcy filing and shall cease to be effective one (1) year from: (a) the date of confirmation of the Company's plan of reorganization under chapter 11 of the Bankruptcy Code of 1978, as amended (the "Bankruptcy Code"); (b) a creditor's plan of reorganization; (c) a plan of liquidation under the provisions of Chapter 11 of the Bankruptcy Code; or (d) a conversion to Chapter 7 of the Bankruptcy Code.


                                 Section 2
                                Definitions

As used in this Program, the following words and phrases shall have the following meanings, unless the context clearly indicates otherwise:

(a)  "Associate" shall mean any person in the employment of the Company.

(b) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

(c) "Length of Service" or "Active Service" shall mean the total combined months of an Associate's active employment with the Company and is limited only to that time for which the Associate received pay from the Company for the actual performance of services. If an Associate works over one-half of the working days in a calendar month, he shall be credited with a full month of Active Service for such month.

Calculations shall be based on a forty (40) hour work week for a regular full-time Associate and on the average weekly hours worked during the three
(3) months immediately preceding the Associate's Termination Date for a regular part-time Associate. The period for which Severance Allowance benefits are paid shall not be counted in determining Length of Service.

(d) "Misconduct" shall mean the conviction of, or the entering of a plea of, nolo contendere by the Associate for any felony arising out of acts of fraud or dishonesty committed against the Company; or willful gross misconduct deemed to be materially and demonstrably injurious to the Company as determined by the Program Administrator. The Program Administrator's determination that a separation from employment is due to Misconduct shall be final and binding.

(e)  "Officer" shall mean any of the following Associates of the Company:

     (i)       Executive Vice Presidents,

     (ii)      Senior Vice Presidents,

     (iii)     Vice Presidents, and

     (iv)      Treasurer.

(f) An Associate shall be deemed to be "Permanently Disabled" six (6) months after the first date on which he is disabled by bodily or mental illness, disease, or injury, to the extent that he is prevented from performing his material and substantial duties of employment provided that such disability has continued uninterrupted for such six (6) month period. The Program Administrator shall determine that an Associate is "Permanently Disabled". The Program Administrator's determination that an Associate is "Permanently Disabled" shall be final and binding.

(g) "Program Administrator" shall mean the Human Resources Department of the Company.

(h)  "Salaried Associate" shall mean any of the following Associates of the
Company:

     (i)       Directors (not the Company Board of Directors),

     (ii)      Senior Managers,

     (iii)     Senior Buyers,

     (iv)      Buyers,

     (v)       Store Managers,

     (vi)      Exempt Managers, and

     (vii)     Other Exempt Associates.

(i) "Salary" shall mean an Associate's regular annual salary from the Company on his Termination Date exclusive of overtime, bonuses, awards, imputed income or extraordinary payments. When used in connection with the computation of the amount of an Associate's Severance Allowance, the Program Administrator shall employ the following guidelines: the monthly Salary rate shall be computed by dividing the Associate's Salary by 12, the weekly Salary rate shall be computed by dividing the Associate's Salary by 52, and the daily Salary rate shall be computed by dividing the weekly Salary rate by five. An Associate's Salary shall be determined by the Program Administrator and its determination shall be final and binding on all parties.

(j) "Severance Allowance" shall mean a payment or payments as may be provided herein to an Associate upon termination of active employment in consideration of the Associate's tenure and performance with the Company and the probability that the Associate will suffer economic hardship until the Associate obtains a new income-earning position and in further consideration of the execution of such release as shall be determined to be necessary by the Program Administrator. The amount of any Severance Allowance may be reduced by any monies arising out of the employment relationship which the Associate may owe to the Company. Payments shall be reduced by any required deduction for taxes, withholding or benefits provided or elected hereunder. Such pay shall not be extended by holidays occurring during the covered period. Any portion of the severance allowance to be paid in installments shall not be paid if the Associate shall become actively employed as determined by the Program Administrator.

(k) "Severance Allowance Period" shall mean the period beginning on the Associate's Termination Date through and including the ending date used as the basis for the calculation of the Severance Allowance benefit, or, if earlier, the date the Associate becomes actively employed as determined by the Program Administrator.

(l) "Termination Date" shall mean the last official work day for which an Associate receives pay for Active Service, excluding any period for which Severance Allowance or other benefit payments hereunder are made.

                                 Section 3
                    Eligibility for Severance Allowance

Any Officer or Salaried Associate who is separated from employment shall be eligible for Severance Allowance in accordance with the following rules and restrictions:

(a) If an Associate ceases employment for any of the following reasons, he will be entitled to receive a Severance Allowance as described below:

     (i) elimination of his or her position, unless the Associate is offered a comparable or better position with the Company as determined by the Program Administrator,

     (ii) termination of his or her employment other than for Misconduct,

     (iii) constructive or voluntary termination, within sixty (60) days of such termination, due to a material reduction in salary,

     (iv) constructive or voluntary termination, within sixty (60) days of such termination, due to a material change in job responsibilities,

     (v) termination of his or her employment with the Company on account of the Associate's Permanent Disability, or

     (vi) termination due to liquidation of the Company under the provisions of chapter 11 of the Bankruptcy Code or a conversion to a proceeding under chapter 7 of the Bankruptcy Code.


                                 Section 4
                     Calculation of Severance Allowance

The amount of any Severance Allowance, shall be calculated as follows:

Tier 1: Executive Vice Presidents and Senior Vice Presidents

The Severance Allowance shall consist of:

(a) Eighteen (18) months' Salary, one-half (1/2) payable in a lump sum payment made as soon as administratively possible after the Associate's Termination Date and one-half (1/2) payable in substantially equal monthly installments over a nine (9) month period with installment payments commencing on the first day of the tenth month following the Termination Date; or, if the Associate shall not execute a general release acceptable to the Program Administrator, one week's salary;

(b) Reimbursement for reasonable expenses, as determined by the Program Administrator, incurred by the Associate in the pursuit of subsequent employment, including any reputable outplacement assistance, up to a maximum of $10,000. The Associate shall be entitled to such payments until the first day of the month following the month in which the Associate is reemployed or the end of the six-month period beginning on the Termination Date, whichever shall occur first; and

(c) Continued medical, dental and disability coverage under the current Company plans for a period of three (3) months following the Associate's Termination Date. In lieu of continued coverage pursuant to this provision of the Program, an Associate may elect to receive the present value of the continued coverage in a lump sum payment made as soon as administratively possible after the Associate's Termination Date by filing his choice with the Company in writing within fourteen (14) days following the Termination Date. Any benefits or payments under this section shall be in addition to any extended group health plan coverage to which the Associate is entitled under the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Tier 2: Vice Presidents and Treasurer

The Severance Allowance shall consist of:

(a) Twelve (12) months' Salary, one-half (1/2) payable in a lump sum payment made as soon as administratively possible after the Associate's Termination Date and one-half (1/2) payable in substantially equal monthly installments over a six (6) month period with installment payments commencing on the first day of the seventh month following the Termination Date; or, if the Associate shall not execute a general release acceptable to the Program Administrator, one week's salary;

(b) Reimbursement for reasonable expenses, as determined by the Program Administrator, incurred by the Associate in the pursuit of subsequent employment, including any reputable outplacement assistance, up to a maximum of $7,500. The Associate shall be entitled to such payments until the first day of the month following the month in which the Associate is reemployed or the end of the six-month period beginning on the Termination Date, whichever shall occur first; and

(c) Continued medical, dental and disability coverage under the current Company plans for a period of three (3) months following the Associate's Termination Date. In lieu of continued coverage pursuant to this provision of the Program, an Associate may elect to receive the present value of the continued coverage in a lump sum payment made as soon as administratively possible after the Associate's Termination Date by filing his choice with the Company in writing within fourteen (14) days following the Termination Date. Any benefits or payments under this section shall be in addition to any extended group health plan coverage to which the Associate is entitled under the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Tier 3:   All Salaried Associates

     The Severance Allowance payable to a Salaried Associate shall be based upon the Associate's Length of Service and shall be determined according the following schedule:

  ASSOCIATE CLASSIFICATION              SEVERANCE ALLOWANCE

Class A:
     Directors, Senior                  Three (3) weeks' Salary
Managers, Senior Buyers                 for each year of Active
     (Pay Grades 10 and above)          Service, but in no event less than
                                        12 weeks' Salary or in excess of 26
                                        weeks' Salary (minimum 12 weeks,
                                        maximum 26 weeks)

Class B:
     Buyers, Store Managers             Two (2) weeks' salary for each year
                                        of Active Service, but in no event
                                        less than 12 weeks' Salary or in
                                        excess of 26 weeks' Salary (minimum
                                        12 weeks, maximum 26 weeks)

Class C:
     Exempt Managers, Other             Two (2) weeks' Salary for

     Exempt Associates                  each year of Active
     (Pay Grades 7 through 9)           Service, but in no event less than
                                        6 weeks' Salary or in excess of 26
                                        weeks' Salary (minimum 6 weeks,
                                        maximum 26 weeks)

Class D:
     Exempt Associates                  One (1) week's Salary for
     (Pay Grades 1 through 6)           each year of Active Service, but in
                                        no event less than 4 weeks' Salary
                                        or in excess of 12 weeks' Salary
                                        (minimum 4 weeks, maximum 12 weeks)

     The above severance amounts shall be payable in weekly installments with the initial installment beginning as soon as possible after the Termination Date.

     Installment payments made under Tiers 1, 2 and 3 shall cease upon such date that the Associate shall become actively employed as determined by the Program Administrator. Furthermore, if the Associate shall not execute a general release acceptable to the Program Administrator the maximum severance amounts shall be one week's salary.


                                 Section 5
             General Provisions Governing Severance Allowances

(a) The terms of this Program shall not affect the provision of benefits under other plans or programs of the Company which other plans or programs shall be governed solely by their terms and applicable law. The benefits under any other plan or program of the Company are not continued as a result of a Severance Allowance other than those mandated by Federal or state regulations.

(b) Any portion of a Severance Allowance payable in installments shall cease at such time as the Associate obtains employment with another employer.

(c) An Associate who is dismissed due to Misconduct shall not be eligible for a Severance Allowance or any other benefits hereunder.

(d) In no event shall any Severance Allowance (1) be paid over a period longer than twenty-four (24) months; (2) exceed 200% of the Associate's annual compensation as of the Termination Date; or (3) be structured so that the payments constitute an employee pension benefit plan as defined by Title I, Section 3 of ERISA.

(e) As a condition to receiving a Severance Allowance from the Corporation, an Associate must immediately notify in writing the Personnel Department of the Company if the Associate shall obtain new employment. If the Associate fails to timely or accurately provide written notification, as determined by the Program Administrator, the Company shall be entitled to terminate Severance Allowance payments to the Associate and to recover from the Associate the amount of any Severance Allowance payments previously made to the Associate equal to the amount which was erroneously paid on account of the failure to provide timely notice.

(f) The fact that an Associate is employed in a secondary part-time position with another employer at the time of his termination of employment with the Company shall have no adverse effect on his eligibility for Severance Allowance under this Program, as determined by the Program Administrator in its discretion.


                                 Section 6
                         Administrative Information

The Program Administrator shall have the responsibility for the administration of the Program, and shall have the discretionary authority to determine eligibility for benefits under the Program, to otherwise administer the Program and to construe the terms of the Program, and its decisions shall be final and binding on all affected parties.


                                 Section 7
                 Powers and Duties of Program Administrator

In addition to any implied powers and duties that may be needed to carry out the provisions of the Program, the Program Administrator shall have the following specific powers and duties, which powers and duties it may exercise in its discretion:

(a) To make and enforce such rules and regulations as it shall deem necessary and proper for the efficient administration of the Program;

(b) To interpret the Program and to decide any and all matters arising hereunder, including the right to interpret and remedy possible ambiguities, inconsistencies or omissions

(c) To determine and compute the amount of benefits that shall be payable to any Associate, in accordance with the provisions of the Program;

(d) To appoint other persons to perform such responsibilities under the Program as it may determine; and

(e) To employ one or more persons to render advice with respect to any of its responsibilities under the Program.


                                 Section 8
                             Appeals Procedure

If an Associate eligible for a Severance Allowance or his legal representative or other person designated by the Program Administrator to receive payment on the Associate's behalf (the "claimant") is denied benefits under this Program or disagrees with the amount of or the determination of his entitlement to a Severance Allowance, if any, he may request a review of his claim by notifying the Program Administrator in writing. The request shall be reviewed and the claimant shall be notified of the Program Administrator's decision within ninety (90) days. If the appeal is denied, the notice shall explain the reason of the denial, quoting the sections of the Program or other pertinent documents, if any, used to arrive at this decision; shall provide a description of any additional material or information that would be helpful to the Program Administrator in further review of the claim and reasons why such material or information is necessary; and shall provide an explanation of the claims review procedure. If the notice does not resolve the claim to the claimant's satisfaction, he may appeal the decision by filing a written request for a hearing before the Program Administrator. This written request must be filed with the Program Administrator within 60 days after the claimant has received the written decision of the Program Administrator. The claimant may review any applicable documents and may also submit points of disagreement or other comments in writing.

The Program Administrator, in its discretion, may schedule a meeting with the claimant and/or his representative within sixty (60) days after the claimant has filed the request for review. Within sixty (60) days of the date of the receipt of the appeal by the Program Administrator, the claimant shall receive written notice of the Program Administrator's final decision. However, if a hearing is held or there are other special circumstances involved, the decision shall be given no later than within one hundred and twenty (120) days of the date of the receipt of the appeal.


The Program Administrator shall interpret the appeals procedure set forth in this Section 8 so as to conform to the requirements of the claims review provisions of Part 5, Title I of ERISA.


                                 Section 9
                          Miscellaneous Provisions

(a) Payments hereunder shall be made from the general assets of the Company pursuant to Program provisions.

(b) Service of legal process may be made upon the secretary of the Company at the office of the Company, or upon such other person as shall be designated by the Company.


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(c)  Except to the extent preempted by ERISA, the Program shall be construed in accordance with the laws of the State of North Carolina.

(d) Every fiduciary shall, unless exempt by ERISA, be bonded in accordance with the requirements of ERISA. The bond shall provide protection to the Program against any loss by reason of acts of fraud or dishonesty by the fiduciary or in connivance with others. The cost of the bond shall be an expense of the Company.

(e) When any person entitled to benefits under the Program is under legal disability or, in the Program Administrator's opinion, is in any way incapacitated so as to be unable to manage his or her affairs, the Program Administrator may cause such person's benefits to be paid to such person's legal representative for his or her benefit or to be applied for the benefit of such person in any other manner that the Program Administrator may determine. Such payments of benefits shall completely discharge the liability of the Program Administrator or the Company for such benefits.

(f) The records of the Program shall be maintained on the basis of the taxable year of the Company.

(g) The Program Administrator shall cause the timely filing with proper governmental authorities and timely furnishing to all participants of all documents required by ERISA to be so filed and furnished.

(h) Except for the right to receive any benefit payable under the Program, no person shall have any right, title or interest in or to the assets of the Company because of the Program.

(i) Rights of any Associate to be employed shall not be deemed to be enlarged or diminished by reason of the establishment of the Program, and no Associate shall have any right to be retained in the service of the Company by way of this Program that he would not otherwise have.

(j) Nothing contained in the Program shall impose on the Program Administrator, the Company, or any directors, officers or employees of the Company any liability for the payment of benefits under the Program other than liabilities resulting from willful neglect or fraud. The liability of the Company for benefits shall be limited to the benefits provided under the Program. Persons entitled to benefits under the plan shall look only to the Company for payment.

(k)  Where the context permits, words in the masculine gender

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shall include the feminine gender and the singular shall include the plural.

(l) The headings and subheadings of the Program have been inserted for convenience of reference and shall be disregarded in any construction of the provisions hereof.

(m) The Company agrees to indemnify and to defend to the fullest extent permitted by law any employee serving as the Program Administrator or as a member of a committee designated as Program Administrator (including any employee or former employee who formerly served as Program Administrator or as a member of such Committee) against all liabilities, damages, costs and expenses (including attorney's fees and amounts paid in settlement of any claims approved by the Employer) occasioned by any act or omission to act in connection with the Program, if such act or omission is in good faith.

(n) If any provision of the Program shall be invalid or unenforceable for any reason, the remaining provisions shall nevertheless be carried into effect.

     This ____ day of ____________, 1994.


                                   ROSE'S STORES, INC.


ATTEST:                            By:__________________________
                                                       President

___________________________
                  Secretary


(Corporate Seal)

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